Exhibit 99.1

MICHAEL KORS HOLDINGS LIMITED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

JUNE 30, 2012 AND JULY 2, 2011

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	June 30, 2012	March 31, 2012
Assets
Current assets
Cash and cash equivalents	$162,075	$106,354
Receivables, net	104,700	127,226
Inventories	246,601	187,413
Deferred tax assets	15,518	11,145
Prepaid expenses and other current assets	40,298	31,925

Total current assets	569,192	464,063
Property and equipment, net	180,317	170,755
Intangible assets, net	13,684	14,146
Goodwill	14,005	14,005
Deferred tax assets	3,942	3,952
Other assets	6,780	7,504

Total assets	$787,920	$674,425

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$27,667	$22,674
Accounts payable	82,464	67,326
Accrued payroll and payroll related expenses	17,270	33,710
Accrued income taxes	40,342	8,199
Accrued expenses and other current liabilities	28,505	33,097

Total current liabilities	196,248	165,006
Deferred rent	46,137	43,292
Deferred tax liabilities	6,816	6,300
Other long-term liabilities	3,069	3,590

Total liabilities	252,270	218,188
Commitments and contingencies
Shareholders’ equity
Ordinary shares, no par value; 650,000,000 shares authorized, and 193,226,091 shares issued and outstanding at June 30, 2012, and 192,731,390 shares issued and outstanding at March 31, 2012	—	—
Additional paid-in capital	242,367	228,321
Accumulated other comprehensive loss	(4,013)	(735)
Retained earnings	297,296	228,651

Total shareholders’ equity	535,650	456,237

Total liabilities and shareholders’ equity	$787,920	$674,425

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended
	June 30, 2012	July 2, 2011

Net sales	$397,370	$232,282
Licensing revenue	17,495	10,844

Total revenue	414,865	243,126
Cost of goods sold	163,865	106,157

Gross profit	251,000	136,969
Selling, general and administrative expenses	126,002	83,492
Depreciation and amortization	13,055	8,501

Total operating expenses	139,057	91,993

Income from operations	111,943	44,976
Interest expense, net	435	671
Foreign currency (gain) loss	(375)	1,507

Income before provision for income taxes	111,883	42,798
Provision for income taxes	43,238	18,683

Net income	68,645	24,115
Net income applicable to preference shareholders	—	5,198

Net income available for ordinary shareholders	$68,645	$18,917

Weighted average ordinary shares outstanding:
Basic	192,790,454	140,554,377
Diluted	199,391,127	179,177,268

Net income per ordinary share:
Basic	$0.36	$0.13
Diluted	$0.34	$0.13

Statements of Comprehensive Income:
Net income	$68,645	$24,115
Foreign currency translation adjustments	(3,278)	1,979

Comprehensive income	$65,367	$26,094

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands except share data)

(Unaudited)

			Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Ordinary Shares
	Shares	Amounts
Balance at March 31, 2012	192,731,390	$—	$228,321	$(735)	$228,651	$456,237
Net income	—	—	—	—	68,645	68,645
Foreign currency translation adjustment	—	—	—	(3,278)	—	(3,278)

Total comprehensive income	—	—	—	—	—	65,367
Issuance of restricted shares	3,257	—	—	—	—	—
Exercise of employee share options	491,444	—	2,561	—	—	2,561
Equity compensation expense	—	—	4,982	—	—	4,982
Tax benefits on exercise of share options	—	—	6,426	—	—	6,426
Contributed capital- services provided by former parent	—	—	77	—	—	77

Balance at June 30, 2012	193,226,091	$—	$242,367	$(4,013)	$297,296	$535,650

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended
	June 30, 2012	July 2, 2011
Cash flows from operating activities
Net income	$68,645	$24,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,055	8,501
Loss on disposal of fixed assets	148	—
Unrealized foreign exchange (gain) loss	(375)	1,507
Amortization of deferred financing costs	176	94
Amortization of deferred rent	1,207	1,227
Deferred income taxes	(3,891)	(9)
Equity compensation expense	4,982	—
Tax benefits on exercise of share options	(6,426)	—
Non-cash charges for services provided by former parent	77	—
Change in assets and liabilities:
Receivables, net	21,725	32,381
Inventories	(61,219)	(4,560)
Prepaid expenses and other current assets	(8,911)	(305)
Other assets	166	(842)
Accounts payable	15,774	(2,061)
Accrued expenses and other current liabilities	12,256	(15,490)
Other long-term liabilities and deferred credits	1,193	1,367

Net cash provided by operating activities	58,582	45,925

Cash flows from investing activities
Capital expenditures	(17,370)	(9,121)

Net cash used in investing activities	(17,370)	(9,121)

Cash flows from financing activities
Repayments of borrowings under revolving credit agreement	(3,226)	—
Borrowings under revolving credit agreement	9,803	—
Exercise of employee share options	2,561	—
Tax benefits on exercise of share options	6,426	—
Payment of deferred financing costs	(37)	—

Net cash provided by financing activities	15,527	—

Effect of exchange rate changes on cash and cash equivalents	(1,018)	329

Net increase in cash and cash equivalents	55,721	37,133
Beginning of period	106,354	21,065

End of period	$162,075	$58,198

Supplemental disclosures of cash flow information
Cash paid for interest	$95	$128
Cash paid for income taxes	$16,418	$20,728
Supplemental disclosure of noncash investing and financing activities
Accrued capital expenditures	$13,455	$3,488

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Michael Kors Holdings Limited (“MKHL,” and together with its subsidiaries, the “Company”) was incorporated in the British Virgin Islands (“BVI”) on December 13, 2002. The Company is a leading designer, marketer, distributor and retailer of branded women’s apparel and accessories and men’s apparel bearing the Michael Kors tradename and related trademarks “MICHAEL KORS,” “MICHAEL MICHAEL KORS,” “KORS MICHAEL KORS” and various other related trademarks and logos. The Company’s business consists of retail, wholesale and licensing segments. Retail operations consist of collection stores, lifestyle stores, including concessions and outlet stores located primarily in the United States, Canada, Europe and Japan. Wholesale revenues are principally derived from major department and specialty stores located throughout the United States, Canada and Europe. The Company licenses its trademarks on products such as fragrances, cosmetics, eyewear, leather goods, jewelry, watches, coats, footwear, men’s suits, swimwear, furs and ties.

For all periods presented, all ordinary share and per share amounts in these consolidated financial statements and the notes hereto have been adjusted retroactively to reflect the effects of a 3.8-to-1 share split, which was completed on November 30, 2011, as well as the effects of the July 2011 reorganization discussed in Note 2 below, as if such reorganization and share split had occurred at the beginning of the periods presented.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements as of June 30, 2012, and for the three months ended June 30, 2012 and July 2, 2011, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The interim financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended March 31, 2012, as filed with the Securities and Exchange Commission on June 12, 2012, in the Company’s Annual Report on Form 20-F. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

The Company utilizes a 52 to 53 week fiscal year ending on the Saturday closest to March 31. As such, the term “Fiscal Year” or “Fiscal” refers to the 52-week or 53-week period, ending on that day. The results for the three months ended June 30, 2012 and July 2, 2011, are based on a 13-week period.

2. Reorganization and Initial Public Offering

Prior to July 2011, the Company was owned 85% by SHL-Kors Limited, a BVI corporation, and 15% by Mr. Kors. SHL-Kors Limited was owned 100% by SHL Fashion Limited.

In July 2011, the Company underwent a corporate reorganization whereby the Company completed a merger with its former parent, SHL-Kors Limited, which merged with and into the Company, with the Company as the surviving corporation (the “First Merger”). Subsequent to the completion of the First Merger, SHL Fashion Limited, the former parent company of SHL-Kors Limited, merged with and into the Company (the “Second Merger”), with the Company as the surviving corporation. Upon completion of the Second Merger, the previous shareholders of SHL Fashion Limited (which include Sportswear Holdings Limited and the Company’s chief executive officer, John Idol), and Mr. Kors became direct shareholders in the Company. Immediately prior to the Second Merger, the Company issued 475,796 preference shares and 6,579,656 ordinary shares to SHL Fashion Limited in consideration for the extinguishment of the Company’s $101.7 million note payable to SHL Fashion Limited. This exchange was based on the fair value of the Company at the time of exchange. In the Second Merger, Mr. Kors and the shareholders of SHL Fashion received 147,134,033 newly issued ordinary shares and 10,639,716 newly issued convertible preference shares of the Company in proportion to their ownership interests held prior to the Second Merger. The Company considered this transaction to be the acquisition of the non-controlling interest in the Company held by Mr. Kors, and, accordingly, the Company accounted for this transaction as an equity transaction.

Following the reorganization, in a private placement in July 2011, a group of investors purchased (i) all 10,639,716 convertible preference shares issued in the reorganization from the previous SHL Fashion Limited shareholders and Mr. Kors for $490 million, and (ii) 217,137 newly issued convertible preference shares from the Company for $10.0 million, of which $9.5 million in proceeds, net of placement fees of $0.5 million, were received by the Company. As a result of the aforementioned transactions, the capital structure of the Company increased from 4,351 issued and outstanding ordinary shares to 147,134,033 issued and outstanding ordinary shares (650,000,000 authorized) and 10,856,853 authorized, issued and outstanding convertible preference shares.

In addition to the above, immediately prior to the reorganization, the redemption feature related to the contingently redeemable ordinary shares was eliminated, thereby, resulting in the reclassification of $6.7 million from temporary equity, which was classified as “contingently redeemable ordinary shares” in the Company’s consolidated balance sheets, to permanent equity as additional paid-in capital (see Note 12).

On December 20, 2011, the Company completed an initial public offering (“IPO”), which resulted in the sale of 54,280,000 shares at a price of $20 per share, all of which were sold by selling shareholders. The Company did not receive any of the proceeds related to the sale of these shares. On December 20, 2011, in connection with the consummation of the IPO, 10,856,853 convertible preference shares were converted into 41,256,025 ordinary shares at a ratio of 3.8-to-1 resulting in no preference shares issued and outstanding at March 31, 2012.

During March 2012, the Company completed a secondary offering of 25,000,000 ordinary shares at a price of $47.00 per share. Subsequent to this offering and in connection with it, the underwriters executed their overallotment option during April 2012, where an additional 3,500,000 shares were offered at $47.00 per share. Similar to the IPO the Company did not receive any of the proceeds related to the sale of these shares and incurred approximately $0.7 million in fees related to the secondary offering which were charged to selling, general and administrative expenses during the fourth quarter of Fiscal 2012. As a result of the secondary offering, Sportswear Holdings Limited ownership decreased to 25.0% of the Company’s ordinary shares whereby the Company ceased to be a “controlled company” under New York Stock Exchange listing rules.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, sales discounts and doubtful accounts, estimates of inventory recovery, the valuation of share-based compensation, valuation of deferred taxes and the estimated useful lives used for amortization and depreciation of intangible assets and property and equipment. Actual results could differ from those estimates.

Derivative Financial Instruments

The Company uses forward currency exchange contracts to manage its exposure to fluctuations in foreign currency for certain of its transactions. The Company in its normal course of business enters into transactions with foreign suppliers and seeks to minimize risk related to these transactions. The Company records these derivative instruments on the consolidated balance sheets at fair value. Though the Company uses forward contracts to hedge its cash flows, the Company does not designate these instruments as hedges for hedge accounting purposes. Accordingly, changes in the fair value of these contracts, as of each balance sheet date and upon maturity, are recorded in cost of sales or operating expenses, within the Company’s consolidated statements of operations, as applicable to the transactions for which the forward exchange contracts were intended to hedge. During the quarter ended June 30, 2012, the net gain of $0.8 million, related to the change in fair value of these contracts, was recorded as a component of cost of sales. The following table details the fair value of these contracts as of June 30, 2012, and March 31, 2012 (in thousands):

	June 30, 2012	March 31, 2012
Prepaid expenses and other current assets	$2,460	$1,318
Accrued expenses and other current liabilities	$(605)	$(276)

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In attempts to mitigate counterparty credit risk, the Company enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 18 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge. The notional amount of these contracts outstanding at June 30, 2012 was approximately $94.4 million.

Net Income Per Share

The Company reported earnings per share in conformity with the two-class method for calculating and presenting earnings per share for fiscal years prior to Fiscal 2013, due to the existence of both ordinary and convertible preference securities in those periods. Under the two-class method, basic net income per ordinary share is computed by dividing the net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net income available to shareholders is determined by allocating undistributed earnings between holders of ordinary and convertible preference shares, based on the participation rights of the preference shares. Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

The Company’s basic net income per share excludes the dilutive effect of stock options and unvested restricted shares. It is based upon the weighted average number of ordinary shares outstanding during the period divided into net income.

Diluted net income per share reflects the potential dilution that would occur if share option grants or any other dilutive equity instruments were exercised or converted into ordinary shares. These equity instruments are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods.

For the purposes of basic and diluted net income per share, as a result of the reorganization and exchange during July 2011, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented to reflect the exchange of ordinary shares for the newly issued ordinary and convertible preference shares as described in Note 2, as if such reorganization and exchange had occurred at the beginning of the periods presented. In addition, as a result of the 3.8-to-1 share split, which was completed on November 30, 2011, weighted average shares outstanding were retroactively restated for all periods presented.

The components of the calculation of basic net income per ordinary share and diluted net income per ordinary share are as follows (in thousands except share and per share data):

	Three Months Ended
	June 30, 2012	July 2, 2011
Numerator:
Net Income	$68,645	$24,115
Net income applicable to preference shareholders	—	5,198

Net income available for ordinary shareholders	$68,645	$18,917

Denominator:
Basic weighted average ordinary shares	192,790,454	140,554,377
Weighted average dilutive share equivalents:
Share options and restricted shares/units	6,600,673	—
Convertible preference shares	—	38,622,891

Diluted weighted average ordinary shares	199,391,127	179,177,268

Basic net income per ordinary share	$0.36	$0.13

Diluted net income per ordinary share	$0.34	$0.13

Share equivalents for the three months ended June 30, 2012 for 105,755 shares have been excluded from the above calculation as they were anti-dilutive, and approximately 1,044,000 shares related to performance based vesting options were excluded from the above calculation as their performance target vesting requirements for Fiscal 2013 were not determinable at June 30, 2012. Share options for three months ended July 2, 2011 have been excluded from the calculation of diluted earnings per share as they were not exercisable during this period, as the Company had not completed an IPO.

Recent Accounting Pronouncements—The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. Receivables, net

Receivables, net consist of (in thousands):

	June 30, 2012	March 31, 2012
Trade receivables:
Credit risk assumed by factors	$106,530	$125,219
Credit risk retained by Company	29,963	28,021
Receivables due from licensees	7,301	6,026

	143,794	159,266
Less allowances (1):	(39,094)	(32,040)

	$104,700	$127,226

(1)	Allowances include doubtful accounts, which were $0.4 million and $0.4 million, at June 30, 2012 and March 31, 2012, respectively. See below for the complete list allowances included in net receivables.

The Company has historically assigned a substantial portion of its trade receivables to factors in the United States and Europe whereby the factors assumed credit risk with respect to such receivables assigned. Under the factor agreements, factors bear the risk of loss from the financial inability of the customer to pay the trade receivable when due, up to such amounts as accepted by the factor; but not the risk of non-payment of such trade receivable for any other reason. The Company provides an allowance for such non-payment risk at the time of sale, which is recorded as an offset to revenue.

Receivables are presented net of allowances for sales returns, discounts, markdowns, operational chargebacks and doubtful accounts. Sales returns are determined based on an evaluation of current market conditions and historical returns experience. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in net sales.

The allowance for doubtful accounts is determined through analysis of periodic aging of receivables for which credit risk is not assumed by the factors and assessments of collectability based on an evaluation of historic and anticipated trends, the financial conditions of the Company’s customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

5. Property and Equipment

Property and equipment consist of (in thousands):

	June 30, 2012	March 31, 2012

Furniture and fixtures	$61,722	$58,009
Equipment	14,874	10,871
Computer equipment and software	23,547	20,280
In-store shops	50,859	48,058
Leasehold improvements	143,397	137,771

	294,399	274,989
Less: accumulated depreciation and amortization	(128,981)	(117,487)

Subtotal	165,418	157,502
Construction-in-progress	14,899	13,253

	$180,317	$170,755

Depreciation and amortization of property and equipment for the three months ended June 30, 2012 and July 2, 2011, was $12.7 million and $8.1 million, respectively.

6. Intangible Assets and Goodwill

The following table discloses the carrying values of intangible assets and goodwill (in thousands):

	June 30, 2012			March 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Trademarks	$23,000	$10,832	$12,168	$23,000	$10,545	$12,455
Lease Rights	3,754	2,238	1,516	3,838	2,147	1,691
Goodwill	14,005	—	14,005	14,005	—	14,005

	$40,759	$13,070	$27,689	$40,843	$12,692	$28,151

The trademarks relate to the Company’s brand name and are amortized over twenty years. Lease rights are amortized over the respective terms of the underlying lease. Amortization expense was $0.4 million and $0.4 million, respectively, for each of the three months ended June 30, 2012 and July 2, 2011.

Goodwill is not amortized but will be tested for impairment in the last quarter of Fiscal 2013, or whenever impairment indicators exist. As of June 30, 2012, cumulative impairment related to goodwill totaled $5.4 million. There were no charges related to the impairment of goodwill in the periods presented.

Estimated amortization expense for each of the next five years is as follows (in thousands):

Remainder of Fiscal 2013	$1,082
Fiscal 2014	1,393
Fiscal 2015	1,393
Fiscal 2016	1,386
Fiscal 2017	1,386
Thereafter	7,044

$13,684

7. Credit Facilities

The Company has a secured revolving credit facility as amended (the “Credit Facility”), which expires on September 15, 2015. The Credit Facility provides for up to $100.0 million of borrowings and a sub-limit for loans and letters of credit to the Company’s European subsidiaries of $35.0 million. The Credit Facility provides for aggregate credit available to the Company equal to the lesser of (i) $100.0 million or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all the assets of the Company. The Credit Facility contains financial covenants that, among other things, require the Company to maintain a fixed charge coverage ratio, set limits on capital expenditures and indebtedness, and restrict the incurrence of additional liens and cash dividends.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the Credit Facility was 2.94% during the first three months of Fiscal 2013 and 4.24% for the first three months of Fiscal 2012. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility.

As of June 30, 2012, the amount of borrowings outstanding on the Credit Facility was $27.7 million, and the amount available for future borrowings was $17.8 million. The largest amount borrowed during the three months ended June, 30, 2012, was $31.7 million. At June 30, 2012, there were documentary letters of credit outstanding of approximately $42.5 million and stand-by letters of credit outstanding of approximately $11.5 million.

8. Commitments and Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company’s management does not believe that the outcome of all pending legal proceedings in the aggregate will have a material adverse effect on its cash flow, results of operations or financial position.

9. Fair Value of Financial Instruments

Financial assets and liabilities are measured at fair value using a valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in the valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has historically entered into forward exchange contracts to hedge the foreign currency exposure of its firm commitments to purchase certain inventory from its manufacturers in Europe, as well as commitments for certain services. The forward contracts that are used in the program mature in eighteen months or less, consistent with the related purchase commitments. The Company attempts to hedge the majority of its total anticipated European purchase and service contracts. Gains and losses applicable to derivatives used for purchase commitments are recognized in cost of sales, and those applicable to other services are recognized in selling, general and administrative expenses. In determining the fair value of the Company’s foreign currency forward contracts, the Company’s only derivative instruments, observable inputs were available at June 30, 2012, and thus were relied upon for the valuation of the Company’s forward contracts.

The fair value of the forward contracts are included in prepaid expenses and other current assets, and in accrued expenses and other current liabilities in the consolidated balance sheets, depending on whether they represent assets or (liabilities) to the Company. Amounts recorded in the statement of operations relating to the changes in fair value of foreign currency contracts during the three months ended June 30, 2012, as a net gain, were approximately $0.8 million, most of which were included in cost of goods sold. All contracts are categorized in Level 2 of the fair value hierarchy as shown in the following table:

		Fair value at June 30, 2012, using:
(In thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign currency forward contracts- U.S. Dollar	$(605)	$—	$(605)	$—
Foreign currency forward contracts- Euro	2,460	—	2,460	—

Total	$1,855	$—	$1,855	$—

The Company’s cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value. Borrowings under the Credit Facility are recorded at face value as the fair value of the Credit Facility is synonymous with its recorded value as it is a short-term debt facility due to its revolving nature.

10. Share-Based Compensation

The Company issues equity grants to certain employees and directors of the Company at the discretion of the Company’s Compensation Committee. The Company has two equity plans, one adopted in Fiscal 2008, the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), and the other adopted in the third fiscal quarter of Fiscal 2012, the Michael Kors Holdings Limited Omnibus Incentive Plan (the “2012 Plan”). The 2008 Plan provided for the granting of share options only and was authorized to issue up to 23,980,823 ordinary shares. As of March 31, 2012, there are no shares available for the granting of equity awards under the 2008 Plan. The 2012 Plan allows for the granting of share options, restricted shares and restricted share units, and other equity awards, and authorizes a total issuance of up to 15,246,000 ordinary shares. At June 30, 2012, there were 12,686,298 ordinary shares available for the granting of equity awards under the 2012 Plan. Option grants issued from the 2008 Plan generally expire ten years from the date of the grant, and those issued under the 2012 Plan generally expire seven years from the date of the grant.

Share Options

Share options are generally exercisable at no less than the fair market value on the date of grant. The Company has issued two types of option grants, those that vest based on the attainment of a performance target and those that vest based on the passage of time. Performance based share options may vest based upon the attainment of one of two performance measures. One performance measure is an individual performance target, which is based upon certain performance targets unique to the individual grantee, and the other measure is a company-wide performance target, which is based on a cumulative minimum growth requirement in consolidated net equity. The individual performance target vests 20% of the total option grant each year the target is satisfied. The individual has ten years in which to achieve five individual performance vesting tranches. The company-wide performance target must be achieved over the ten-year term. Performance is measured at the end of the term, and any unvested options under the grant vest if the target is achieved. The Company-wide performance target is established at the time of the grant. The target metrics underlying individual performance vesting requirements are established for each recipient each year up until such time as the grant is fully vested. Options subject to time based vesting requirements become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded.

The following table summarizes the share option activity during the three months ended June 30, 2012, and information about options outstanding at June 30, 2012:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at March 31, 2012	19,542,400	$6.59
Granted	7,631	$38.37
Exercised	(491,444)	$5.21
Canceled/forfeited	(221,066)	$7.20

Outstanding at June 30, 2012	18,837,521	$6.63	7.60	$663,241

Vested or expected to vest at June 30, 2012	17,518,895	$6.63	7.60

Vested and exercisable at June 30, 2012	9,735,293	$3.31	6.75	$375,056

The total intrinsic value of options exercised during the three months ended June 30, 2012 was $17.7 million. The cash received from options exercised during this period was $2.6 million. There were no options exercised during the first fiscal quarter of Fiscal 2012.

The weighted average grant date fair value for options granted during the three months ended June 30, 2012 was $16.26. There were no options granted during the three months ended July 2, 2011. The following table represents assumptions used to estimate the fair value of options:

	Three Months Ended
	June 30, 2012	July 2, 2011
Expected dividend yield	0.0%	N/A
Volatility factor	50.2%	N/A
Weighted average risk-free interest rate	0.6%	N/A
Expected life of option	4.75 years	N/A

Restricted Shares

The Company grants restricted shares and restricted share units at the fair market value at the date of the grant. Expense for restricted share grants is calculated based on the intrinsic value of the grant, which is the difference between the cost to the recipient and the fair market value of the underlying share (grants are generally issued at no cost to the recipient). Expense is recognized ratably over the vesting period which is generally four years from the date of the grant. Similar to share options, restricted share grants vest in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such grants were awarded. Restricted share units vest in full on the first anniversary of the date of the grant.

The following table summarizes restricted shares and restricted share units under the 2012 Plan as of June 30, 2012 and changes during the fiscal year then ended:

	Number of Unvested Restricted Shares/Units	Weighted Average Grant Date Fair Value
Unvested at March 31, 2012	836,874	$22.53
Granted	3,257	$38.38
Vested	—	$—
Canceled/forfeited	—	$—

Unvested at June 30, 2012	840,131	$22.52

Compensation expense attributable to share-based compensation for the three months ended June 30, 2012 was approximately $5.0 million. There was no compensation expense recognized during the three months ended July 2, 2011, as the Company had not completed an IPO which was one of the vesting requirements for all equity grants. Had the completion of an IPO occurred as of the beginning of the periods presented, compensation expense of $2.2 million would have been recognized for first quarter of Fiscal 2012. As of June 30, 2012, the remaining unrecognized share-based compensation expense for non-vested share options and restricted shares to be expensed in future periods is $56.4 million, and the related weighted-average period over which it is expected to be recognized is 4.76 years. There were 9,735,293 and 9,102,228 vested and non-vested outstanding options, respectively, at June 30, 2012. There were 823,331 unvested restricted grants and 16,800 unvested restricted share units at June 30, 2012. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the inception of stock option granting. The estimated value of future forfeitures for equity grants as of June 30, 2012 is approximately $4.2 million.

11. Segment Information

The Company operates its business through three operating segments—Retail, Wholesale and Licensing—which are based on its business activities and organization. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are net sales or revenue (in the case of Licensing) and operating income for each segment. The Company’s reportable segments represent channels of distribution that offer similar merchandise, customer experience and sales/marketing strategies. Sales of the Company’s products through Company owned stores for the Retail segment include “Collection,” “Lifestyle” including “concessions,” and outlet stores located throughout North America, Europe, and Japan. Products sold through the Retail segment include women’s apparel, accessories (which include handbags and small leather goods such as wallets), footwear and licensed products, such as watches, fragrances and eyewear. The Wholesale segment includes sales primarily to major department stores and specialty shops throughout North America and Europe. Products sold through the Wholesale segment include accessories (which include handbags and small leather goods such as wallets), footwear and women’s and men’s apparel. The Licensing segment includes royalties earned on licensed products and use of the Company’s trademarks, and rights granted to third parties for the right to sell the Company’s products in certain geographical regions such as Korea, the Philippines, Singapore, Malaysia, the Middle East, Turkey, China, Hong Kong, Macau and Taiwan. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Corporate overhead expenses are allocated to the segments based upon specific usage or other allocation methods.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. The Company does not have identifiable assets separated by segment. The following table presents the key performance information of the Company’s reportable segments (in thousands):

	Three Months Ended
	June 30, 2012	July 2, 2011

Revenue:
Net sales: Retail	$215,004	$122,344
Wholesale	182,366	109,938
Licensing	17,495	10,844

Total revenue	$414,865	$243,126

Income from operations:
Retail	$59,879	$27,922
Wholesale	40,718	10,868
Licensing	11,346	6,186

Income from operations	$111,943	$44,976

Depreciation and amortization expense for each segment are as follows (in thousands):

	Three Months Ended
	June 30, 2012	July 2, 2011
Depreciation and amortization:
Retail	$9,213	$5,601
Wholesale	3,766	2,841
Licensing	76	59

Total depreciation and amortization	$13,055	$8,501

Total revenue (as recognized based on country of origin), and long-lived assets by geographic location of the consolidated Company are as follows (in thousands):

	Three Months Ended
	June 30, 2012	July 2, 2011
Revenue:
North America (U.S. and Canada)	$377,149	$225,768
Europe	33,387	15,864
Other regions	4,329	1,494

Total revenue	$414,865	$243,126

	As of
	June 30, 2012	March 31, 2012
Long-lived assets:
North America (U.S. and Canada)	$160,531	$151,516
Europe	27,499	27,857
Other regions	5,971	5,528

Total Long-lived assets:	$194,001	$184,901

12. Agreements with Shareholders and Related Party Transactions

During July 2011, the note payable to the Company’s former parent, for $101.7 million, was exchanged for 475,796 preference shares and 6,579,662 ordinary shares, after taking into effect the impact of the share exchange that resulted from the reorganization discussed in Note 2. Accordingly, as of March 31, 2012, there are no outstanding balances related to the note.

From time to time, Sportswear Holdings Limited or its affiliates have provided a plane for purposes of business travel to the directors and senior management of the Company at no charge to the Company. During the three months ended June 30, 2012, $0.1 million, representing the estimated costs of these services, which are based on allocated or incremental cost, was charged to selling, general and administrative expenses as an offset to contributed capital (additional paid-in capital). The Company or its chief executive officer may arrange a plane owned by Sportswear Holdings Limited or its affiliates to be used for the Company’s directors and senior management for purposes of business travel on terms and conditions not less favorable to the Company than it would receive in an arm’s-length transaction with a third party. To the extent the Company’s chief executive officer enters into such an arrangement for business travel, the Company will reimburse him for the actual market price paid for the use of such plane. These reimbursed expenses will be charged to the Company’s operations but will not result in an increase to additional paid-in capital.

The Company’s Chief Creative Officer Michael Kors, John Idol, and certain of the Company’s current shareholders, including Sportswear Holdings Limited, jointly own Michael Kors Far East Holdings Limited, a BVI company. During Fiscal 2012, the Company entered into certain licensing agreements with certain subsidiaries of Michael Kors Far East Holdings Limited (the “Licensees”) which provide the Licensees with exclusive rights for use of the Company’s trademarks within China, Hong Kong, Macau and Taiwan, and to import, sell, advertise and promote the Company’s products in these regions, as well as to own and operate stores which bear the Company’s tradenames. The agreements between the Company and Michael Kors Far East Holdings Limited expire on March 31, 2041, and may be terminated by the Company at certain intervals if certain minimum sale benchmarks are not met. As of June 30, 2012, there were no royalties earned under these agreements. The Company will not earn royalties under this agreement until the start of its fiscal 2014 year. The Company also provides the Licensees with certain services, including, but not limited to, supply chain and logistics support, and management information system support at the request of the Licensees, for which the Company charges a service fee based on allocated internal costs employed in delivering the services, and includes a contractually agreed upon markup. During the three months ended June 30, 2012, amounts charged to the Licensees for these services totaled $0.1 million, which is recorded in other selling, general and administrative expenses.